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                                                                Exhibit 99-D-3.1

                               STATE OF ILLINOIS
                          ILLINOIS COMMERCE COMMISSION


Commonwealth Edison Company                  )
                                             )
                                             )
Notice of reorganization pursuant to         )
Section 16-111(g) of the Illinois            )
Public Utilities Act.                        )


                      NOTICE OF REORGANIZATION PURSUANT TO
             SECTION 16-111(g) OF THE ILLINOIS PUBLIC UTILITIES ACT

          Pursuant to Section 16-111(g) of the Illinois Public Utilities Act ("Act"), 220 ILCS 5/16-111(g), Commonwealth Edison Company ("ComEd" or the "Company") hereby notifies the Commission of a reorganization involving the Company's parent, Unicom Corporation ("Unicom"). Unicom has agreed to merge with a new holding company affiliate of PECO Energy Company ("PECO"). The new holding company, which will be named later, will own, among other things, nearly all of the outstanding common stock of ComEd,/1/ and will be registered with the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935 ("PUHCA").

          The reorganization is another step in the ongoing restructuring of utility operations to accommodate the development of competitive retail and wholesale markets. ComEd is deeply committed to the establishment of a competitive retail market in Illinois, and previously has taken several significant steps to make the development of such a market possible. ComEd is also firmly committed to ensuring the reliable operation of its transmission and distribution systems, and to bringing the performance of those systems to the very highest level.

----------------------

/1/ A very small percentage (less than 1%) of ComEd's common stock is not held by Unicom and will be unaffected by this transaction.
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This reorganization, which brings together two active supporters of competition in the retail and wholesale electric marketplaces, will serve both goals -- promoting competition and enhancing reliability of power delivery.

I.   Purpose of the Reorganization

     A.   The Reorganization

          Unicom and PECO have entered into a definitive agreement providing for a merger of equals./2/ Unicom is the parent of ComEd, which provides electric service across northern Illinois to approximately 3.4 million customers. ComEd has the largest nuclear fleet in the country, with a total capacity of 9,400 megawatts from 10 generating units at five sites. It has disposed, or is in the process of disposing, of all of its fossil fueled generating capacity. Unicom, through other subsidiaries, also is participating in various unregulated, energy-related businesses.

          PECO is an electric and gas utility serving 1.5 million electric customers and more than 400,000 natural gas customers in the Philadelphia area. PECO participates actively in the deregulated marketplace, trading wholesale power 24 hours a day in 47 states and Canada, purchasing and operating nuclear generation and establishing unregulated ventures in retail energy sales, telecommunications and utility infrastructure management. PECO also has a substantial nuclear fleet, and has set new nuclear performance standards in safety, capacity factors, refueling efficiency and low operating and maintenance costs, while producing more than 33 billion kilowatt-hours of nuclear electricity in 1998. PECO also owns and operates coal, natural gas, oil, landfill gas and hydro generating plants.

------------------

/2/ A detailed description of the parties to the merger is set forth in Appendix A to this Notice. A copy of the merger agreement is included as Appendix B to this Notice.

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

          PECO, like ComEd, has actively supported the introduction of competition into the wholesale and retail marketplaces. The Commonwealth of Pennsylvania has introduced customer choice into its retail electric market, and PECO is restructuring its operations to reflect that new environment. PECO also is committed, again like ComEd, to providing the highest quality delivery service. To that end, PECO also seeks to structure its operations in a manner that produces the highest level of reliability.

          The new holding company will have total assets in excess of $37 billion. Its utility subsidiaries will constitute one of the nation's largest electric utility systems, with approximately 5 million customers and total utility revenues of $12.4 billion. The combined company will rank among the nation's five largest power generators, with a generation portfolio of more than 22,500 megawatts, and will be a leader in the growing U.S. wholesale power marketing business.

          The principal benefits of the merger for Illinois consumers will be the continued transition of ComEd toward operations in a competitive marketplace, the formation of a new company with significant financial and managerial resources to assure provision of reliable electric service and the implementation of a new management structure that will support more direct senior management oversight of transmission and distribution operations.

          ComEd believes that the benefits offered by this reorganization are precisely the types of benefits that the General Assembly anticipated when it adopted the Customer Choice and Rate Relief Law in 1997 ("Customer Choice Law"). Moreover, the General Assembly plainly intended that utilities seeking to reorganize or restructure to achieve these benefits have the flexibility to do so in an expeditious manner. Accordingly, the mechanism that ComEd is using -- a reorganization under Section 16-111(g) of the Act -- is being put to the very use that the General Assembly foresaw and desired.

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          As the Commission is aware, ComEd has been an active proponent of the development of a competitive retail electric market in Illinois. ComEd participated actively in the development of the Customer Choice Law, and has since taken several steps to see that meaningful competition evolves in the Illinois market.

          The most significant step that ComEd has taken to date involves the sale of all of its remaining fossil-fueled generating assets to Edison Mission
Energy ("Mission").   The sale of those assets to Mission has provided strong,
definitive signals that Illinois is restructuring the power generation business in a manner consistent with the General Assembly's intent and that the Illinois generation market is truly open to competition. This sale will encourage others to build capacity in Illinois, because investors are more likely to invest in generation where meaningful competition with the incumbent is more assured. Previously, ComEd sold other fossil units to affiliates of Southern Company and Dominion Resources, Inc.

          The reorganization reflects ComEd's effort to further restructure its operations to reflect the new environment. Generation has become a more complex operation than it was in the past, with a different set of risks, and demands increasing levels of managerial attention. At the same time, ComEd is striving to improve its distribution and transmission system performance, which also requires an increasing amount of management's time. Further, ComEd needs to assure that the company will continue to be healthy financially as it faces increasing levels of competition.

          The combination with PECO allows ComEd to address all of these concerns. The reorganization will allow ComEd to isolate the generation function from the transmission and distribution operations, devote greater management attention to the operation of the transmission and distribution systems, and structure operations to ensure continued financial viability.

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ComEd will emerge from the reorganization stronger, from both managerial and financial perspectives.

     B.   Post-Merger Structure and Operations

          The new holding company will be headquartered in Chicago. The generation and power marketing operations will be the responsibility of a new affiliate ("Genco"), which will be headquartered in the Philadelphia region. Unicom's and PECO's electric and gas delivery operations will remain separate subsidiaries of the holding company and will continue to operate under the names Commonwealth Edison Company and PECO Energy Company, and will maintain their respective headquarters in Chicago and Philadelphia. The new holding company will be incorporated in Pennsylvania. A diagram of the new holding company system is attached as Appendix C to this Notice.

          Generation operations will be managed separately from transmission and distribution operations. The ComEd and PECO systems will be operated as separate control areas, but there will be system-wide exchanges of power on an economic basis, and transmission operations will be coordinated. Further, the merged system will rely on one or more service companies for the performance of a wide range of functions.

          1.   Management Structure

          As indicated above, the reorganization facilitates the use of a management structure that will be able to devote the full attention that both generation and delivery operations require. Following the close of the merger, Corbin A. McNeill, Jr., president, chief executive officer and chairman of the board of PECO, and John W. Rowe, president, chief executive officer and chairman of the board of Unicom, will become co-chief executive officers of the new holding company for a transition period lasting until December 31, 2003. During the first half of the transition period, Mr. McNeill will be chairman and Mr. Rowe will be president of the new

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holding company. Mr. McNeill will serve as chairman of the board of directors for the first half of the transition period and Mr. Rowe will serve as chairman of the executive committee of the board. During the second half of the transition period, Mr. Rowe will serve as chairman of the board of directors and Mr. McNeill will serve as chairman of the executive committee of the board. At the end of the transition period, Mr. Rowe will become chairman and sole chief executive officer of the new holding company. Mr. McNeill will remain on the board of directors.

          During the transition period, Mr. McNeill will have responsibility for overseeing the generation and power marketing operations of the new company and Mr. Rowe will have responsibility for overseeing transmission and distribution operations, as well as unregulated retail enterprises. This means that senior management will not have to divide its time between generation and delivery concerns. Both Mr. McNeill and Mr. Rowe will be able to devote their complete attention to their respective spheres of responsibility.

          Further, ComEd will have a Distribution President who will be responsible for delivery services. As will be discussed below, ComEd will no longer be in the power marketing business. Accordingly, the position of Distribution President will be dedicated solely to the wires business.

          The combined company will continue to focus on maintaining excellent performance at its nuclear plants. Mr. Oliver D. Kingsley, Jr. will be the Chief Nuclear Officer of the combined company system.

          2.   Generation Operations

          Upon or shortly after consummation of the merger, all power production and wholesale merchant functions will be centralized in a single entity or group of entities ("Genco").

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ComEd will be supplied by Genco under a wholesale agreement that will be filed with the Federal Energy Regulatory Commission ("FERC") at a later date.

          ComEd presently intends to transfer control of the output of its nuclear generating assets to Genco. ComEd has not yet determined the form of such a transfer, which could involve a sale or lease of plant, or a power sales agreement. Additionally, ComEd intends to assign to Genco all of its purchase rights under the wholesale purchase agreements with Mission, Dominion and Southern. ComEd will cease to market power and energy in the wholesale and retail markets, except to the extent that ComEd is required to offer power and energy under its Illinois retail tariffs (including the power purchase option under Section 16-112 of the Customer Choice Law) and existing wholesale and retail contracts./3/

          ComEd is not seeking approval of any restructuring of its generation function in this Notice. To the extent required by Illinois law, ComEd will make an appropriate filing with the Commission regarding such a transaction when the terms of the transaction are determined.

          3.   Transmission and Distribution Operations

          A primary focus of the new system will be the provision of reliable transmission and distribution service. As indicated above, the reorganization will further ComEd's present, ongoing efforts to improve its level of service. The provision of reliable service requires significant managerial effort and attention, and a financially stable company. The reorganization, as also indicated, will bring about both. The management structure described above ensures that management is not required to divide its attention between generation and delivery. The combination of the two companies also brings about a more robust competitor that will be stronger financially than either of the two companies merging to form it.

___________________

/3/       PECO also will restructure, and intends to transfer all of its generating assets to Genco.

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

          The combined company will continue to strengthen the transmission and distribution systems of the two utilities. ComEd's immediate priority is, and must be, improving the reliability of its distribution service. ComEd will have made substantial progress by the time this merger is consummated. Thereafter, the new company will be committed to making sure that both operating utilities provide service that satisfies the expectations of their customers. The two companies will combine the best practices and talent from each company to create the preeminent company for distribution, as well as generation.

          4.   Service Company

          ComEd and PECO anticipate that the new holding company will have one or more service company subsidiaries ("Service Company"). The companies are determining which functions will be performed by Service Company. The functions are likely to include administrative, legal, accounting, human resources and similar matters.

          Transactions between Service Company and ComEd will be subject to the affiliate transaction regulations of the SEC under PUHCA and to the affiliated interest requirements of Section 7-101 of the Act. ComEd will make the appropriate filings with the Commission for approval of affiliated interest transactions at a later date, most likely before the end of this year.

     C.   Mechanics of the Transaction

          Each shareholder of PECO will have the opportunity to elect to receive for each PECO Energy share either one new holding company common share or $45.00 in cash, subject to proration; and each shareholder of Unicom will have the opportunity to elect to receive for each Unicom share either 0.95 new holding company common shares or $42.75 in cash, subject to proration. The cash prices represent a premium of approximately 11% to PECO's and Unicom's ten-day average trading prices through September 22, 1999, the day before announcement of the reorganization.

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

          Based on approximately 182.4 million shares of PECO expected to be outstanding immediately prior to the close of the transaction (after planned stock repurchases), PECO shareholders will receive approximately 165.7 million shares in the new holding company and $750.0 million in cash. Based on approximately 191.3 million shares of Unicom expected to be outstanding immediately prior to the close of the transaction (after planned stock repurchases), Unicom shareholders will receive approximately 165.1 million shares in the new holding company and $750.0 million in cash. At the close of the transaction, PECO and Unicom shareholders will each own approximately 50% of the new holding company.

          The transaction is expected to be tax-free to shareholders to the extent they receive common stock of the combined company and, in general, cash received is expected to be taxed as capital gains.

II.  Satisfaction of Regulatory Requirements

     A.   Illinois Commerce Commission

          The merger involving Unicom and PECO is a "reorganization" within the meaning of Section 7-204 of the Act. That section defines a "reorganization" as "any transaction which, regardless of the means by which it is accomplished, results in a change in the ownership of a majority of the voting capital stock of an Illinois public utility; or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility. . .
 ." 220 ILCS 5/7-204. Under the agreement reached by Unicom and PECO, the ownership of virtually all of the voting capital stock of ComEd will pass from Unicom to the new holding company, and Unicom will cease to exist.

          Prior to enactment of the Customer Choice Law, electric utilities were required to obtain approval of reorganizations under Sections 7-204 and 7-204A of the Act. Section 16-111(g), which was added by the Customer Choice Law, however, provides that:

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

          During the mandatory transition period, an electric utility may, without obtaining any approval of the Commission other than that provided for in this subsection and notwithstanding any other provision of this Act or any rule or regulation of the Commission that would require such approval:

          implement a reorganization, other than a merger of 2 or more public utilities as defined in Section 3-105 or their holding companies....

          This reorganization does not involve the merger of two public utilities or their holding companies because PECO is not a "public utility" within the meaning of Section 3-105 of the Act. Accordingly, the reorganization itself need only satisfy the requirements of Section 16-111(g), and does not require Commission approval under any other Section of the Act.

     B.   Provision of Information Required under Section 16-111(g)

          Section 16-111(g) provides that an electric utility implementing a reorganization must comply with the provisions of Section 16-128(c) and (d) of the Act, if applicable, and give the Commission certain information and at least 30 days notice of the reorganization. ComEd hereby commits that it will comply with Section 16-128 of the Act, to the extent applicable, and provides the following information and commitment required by Section 16-111(g) of the Act:

          (i) a complete statement of the entries that the electric utility will make on its books and records of account to implement the proposed reorganization or transaction together with a certification from an independent certified public accountant that such entries are in accord with generally accepted principles and, if the Commission has previously approved guidelines for cost allocations between the utility and its affiliates, a certification from the chief accounting officer of the utility that such entries are in accord with those cost allocation guidelines

          The statement of entries and required certifications are attached at Appendix D.

          (ii) a description of how the electric utility will use proceeds of any sale, assignment, lease or transfer to retire debt or otherwise reduce or recover the costs of services provided by such electric utility

          The merger does not involve a sale, assignment, lease or transfer of assets by ComEd. This is a merger at the holding company level. No premium will accrue to either merger partner. Hence, there are no sales proceeds involved. To the extent that ComEd's cost of

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service is reduced through savings produced by the merger, such reductions will be reflected in the returns on equity reported to the Commission pursuant to
Section 16-111 of the Act.

          (iii) a list of all federal approvals or approvals required from departments and agencies of the State, other than the Commission, that the electric utility has or will obtain before implementing the reorganization or transaction

          Consummation of the merger will require approval from the following federal regulatory agencies: a) the FERC, under Section 203 of the Federal Power Act, b) the Nuclear Regulatory Commission, for a change in control of nuclear operating licenses, c) the SEC, under PUHCA, and d) the Federal Communications Commission, for a change in control of telecommunications licenses. Copies of the initial filings with these agencies will be provided to the Commission as they are made. Additionally, Unicom and PECO are required to notify the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and await the expiration of the applicable waiting period under that act.

          (iv) an irrevocable commitment by the electric utility that it will not, as a result of the transaction, impose any stranded cost charges that it might otherwise be allowed to charge retail customers under federal law or increase the transition charges that it is otherwise entitled to collect under this Article XVI

          ComEd hereby irrevocably commits that it will not, as a result of the reorganization, either impose any stranded cost charges that it might otherwise be allowed to charge retail customers under federal law or increase the transition charges that it is otherwise entitled to collect under Article XVI of the Act.

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

                                    Respectfully submitted,
                                    Commonwealth Edison Company



                                    By: _______________________
                                        One of its attorneys


Rebecca J. Lauer
Deputy General Counsel
Commonwealth Edison Company
125 S. Clark St.
Chicago, Illinois 60603
(312) 394-5400 - voice
(312) 394-3950 - fax
rebecca.lauer@ucm.com


Paul T. Ruxin
Christopher W. Flynn
Holly D. Gordon
Jones, Day, Reavis & Pogue
77 W. Wacker
Suite 3500
Chicago, Illinois 60601
(312) 782-3939 - voice
(312) 782-8585 - fax
ptruxin@jonesday.com
cflynn@jonesday.com
hgordon@jonesday.com

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                                   APPENDIX A


Description of the Parties to the Proposed Merger
-------------------------------------------------

     Unicom.  Unicom, which is based in Chicago, Illinois and has been
     ------
incorporated since 1994, is a public company dedicated to meeting the energy needs of residential, commercial, industrial and wholesale customers. Unicom and its subsidiaries have approximately 16,000 employees, $7 billion in annual revenues, and 182,000 shareholders. Unicom is the parent holding company to Commonwealth Edison Company ("ComEd"), its principal subsidiary, and Unicom Enterprises, Incorporated ("Unicom Enterprises"), the holding company for unregulated subsidiaries, and Unicom Resources, Incorporated, an unregulated subsidiary.

     ComEd.  ComEd is engaged in the production, transmission, distribution and
     -----
sale of electricity to wholesale and retail customers. ComEd has been providing electricity to customers in Northern Illinois since 1887, when it was founded as Chicago Edison Company. In 1907, Chicago Edison Company and Commonwealth Electric consolidated to become Commonwealth Edison Company. ComEd provides service to more than 3.4 million customers (nearly 300,000 are commercial and industrial customers, and the rest residential) across northern Illinois, or 70 percent of the state's population, covering approximately one-fifth of the state of Illinois (including the city of Chicago). ComEd's current net generating capability is 19,138 megawatts (MW), supplied by five nuclear power and eight fossil plants plus peaking units. In March 1999, ComEd announced the sale of its fossil operations. The sale, involving 9,772 MW, is expected to close in the fourth quarter of 1999.

     ComEd has approximately 5,200 miles of overhead transmission circuits and nearly 400 miles of underground transmission circuits. ComEd is part of the Mid-American Interconnected Network, Incorporated (MAIN), one of ten regional reliability councils under the North

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American Electric Reliability Council ("NERC") dedicated to the safe, reliable and economic operation of the region's electric transmission system.

     Unicom Enterprises.  Unicom Enterprises serves as the holding company for
     ------------------
Unicom's unregulated subsidiaries, including:

 .    Unicom Thermal Holdings, Inc. provides retail district energy systems and
     -----------------------------
     site specific thermal energy products.

 .    Unicom Power Holdings, Inc. provides creative energy solutions that yield
     ---------------------------
     significant cost savings and reduced risks associated with the overall energy supply through a customized portfolio.

 .    Unicom Energy Services, Inc. provides energy services including gas
     ----------------------------
     services, performance contracting, distributed energy and active energy management systems.

 .    Unicom Power Marketing, Inc. may engage in wholesale marketing activities.
     ----------------------------

 .    Unicom Energy, Inc. provides retail electric and gas services as an
     -------------------
     Alternative Retail Electric Supplier.

 .    Unicom Technology Development ,Inc. pursues advanced technologies and
     -----------------------------------
     other research and development opportunities for commercial application in the power industry.

 .    Unicom Investment, Inc. will be used to facilitate the fossil plant sale
     -----------------------
     from ComEd to Edison Mission Energy and to fund other business opportunities.

 .    Unicom Mechanical Services, Inc. serves as the holding company for
     --------------------------------
     Unicom's mechanical service operations that designs, installs and services heating, ventilation and air conditioning systems.

     PECO.  PECO, which is based in Philadelphia, Pennsylvania, is an investor-
     ----
owned electric and natural gas distribution utility and energy services company with approximately

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$5.2 billion in annual revenues, $12 billion in assets, 195,000 shareholders and
6,500 employees. PECO operates three primary businesses: PECO Energy Generation, PECO Energy Distribution, and PECO Energy Ventures. PECO Energy is one of the largest and cleanest power generators with nuclear, coal, natural gas, oil, hydro, and landfill gas generating assets, and with 1.5 million electric and 415,000 natural gas customers situated across 2,107 square miles in southeastern Pennsylvania.

     PECO Energy Generation.  PECO has more than 100 years of generation plant
     ----------------------
management experience. PECO Energy Generation is responsible for safe, reliable and efficient operation of PECO's power generating facilities, which includes a diverse fleet of nuclear, hydro, and fossil generating units. PECO has coal, oil, natural gas, landfill gas fired generators, run of the river and pumped storage hydro facilities, and two-unit nuclear plants at two sites. PECO is recognized as a leading nuclear operator across the industry and has managed two other plants under service contracts. PECO's large baseload capacity and fuel diversity helps its competitiveness in today's changing generation market. Market expertise and competitive generation assets provide the foundation for Power Team, the five-year old unit of PECO involved in wholesale power trading. Power Team is a leading supplier of reliable physical delivery of electricity to other utilities, cooperatives and marketers all across the continental United States and Canada. Power Team's energy sales have grown in each of the past five years, and for the first time, wholesale deliveries exceeded PECO's retail sales in 1998. Power Team also has agreements to market full output of plants under construction or planned in Texas, Georgia and Oklahoma. AmerGen, a partnership with British Energy, was formed in 1997 to acquire additional nuclear generating assets. Both firms have strong operating cultures for safety and reliability. AmerGen has agreements to assume ownership of Three Mile Island Unit 1 in Pennsylvania, the two-unit Nine Mile Point Nuclear Power Station in upstate New York, and the

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Clinton Power Station in southern Illinois. Exelon Energy is the retail energy supplier that markets in deregulated states including Pennsylvania, New Jersey, Maryland, and Massachusetts. It has established itself a competitive supplier in Pennsylvania with customers in every utility franchise in the state.

     PECO Energy Distribution.  PECO Energy Distribution is responsible for
     ------------------------
building and maintaining the massive regional infrastructure that safely and reliably delivers electricity and natural gas to retail customers in southeastern Pennsylvania. The utility has 1.5 million electric and 415,000 natural gas customers in all or portions of the City of Philadelphia, Bucks, Chester, Delaware, Montgomery, and York counties. PECO Energy Distribution handles customer choice implementation, customer service, meter reading and billing, response to emergencies, and maintenance of the thousands of miles of poles and wires, underground mains and cables for electric and gas delivery.

     PECO Energy Ventures.  PECO Energy Ventures operates several businesses
     --------------------
under the Exelon master brand related to energy and energy-related services, communications, and infrastructure services. PECO Energy Ventures develops businesses that leverage PECO assets and skills in new growth opportunities, sometimes in partnership with other firms such as AT&T and Adelphia's Hyperion Communications unit. Exelon Communications has built a 27,000-mile fiber optic network in the Greater Philadelphia and Lehigh Valley regions with current expansion in New Jersey and a wireless cellular telephone network that serves more than 100,000 customers.

                                       4